January 23, 2026

James Lucania
Executive Vice President and Chief Financial Officer
HealthEquity, Inc.
15 West Scenic Pointe Drive Suite 100
Draper UT 84020

       Re: HealthEquity, Inc.
           Form 10-K for Fiscal Year Ended January 31, 2025
           File No. 001-36568
Dear James Lucania:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 18, 2025
Item 7. Management   s discussion and analysis of financial condition and
results of operations
Key financial and operating metrics, page 35

1. We note that you present a discussion of non-GAAP measures prior to your discussion of
       GAAP results. Please revise to present the discussion and analysis of your GAAP measures with equal or greater prominence than your non-GAAP discussion. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in
Question 102.10(a)
       of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.
2. We note that the reconciliation of net income to non-GAAP net income includes an adjustment for amortization of acquired intangible assets. Please disclose the nature of the amortization being excluded from the measure, and clarify that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that the purchased intangible assets contribute to revenue generation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 23, 2026
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services